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ayc 4/11/12

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR - 9 2012
DIVISION OF TRADING & MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67799

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/09 AND ENDING 9/30/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aberdeen Fund Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 4/11/12

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

Aberdeen Fund Distributors, LLC:

We have audited the accompanying statement of financial condition of Aberdeen Fund Distributors, LLC (the Company) as of September 30, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aberdeen Fund Distributors, LLC as of September 30, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

November 24, 2010

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG

ABERDEEN FUND DISTRIBUTORS, LLC

Financial Statements and Schedules

September 30, 2010

(With Independent Auditors' Report Thereon)

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Financial Condition

September 30, 2010

Assets

Cash	$	1,137,322
Fee-related receivables from funds		671,440
Prepaid expenses		18,139
Total assets	$	1,826,901

Liabilities and Member's Equity

Liabilities:		
Fees payable to external broker-dealers	$	661,971
Accrued expenses		7,433
Payable to Parent		64,762
Total liabilities		734,166
Member's equity		1,092,735
Total liabilities and member's equity	$	1,826,901

See accompanying notes to financial statements.

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Operations

Year ended September 30, 2010

Revenue:		
Distribution fees	$	5,184,538
Underwriter fees and other		199,593
Total revenue		5,384,131
Expenses:		
Sales commissions to external broker-dealers		5,081,799
Licenses and fees		180,684
Professional fees		59,103
Other operating expenses		1,059
Total expenses		5,322,645
Net income	$	61,486

See accompanying notes to financial statements.

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Changes in Member's Equity

Year ended September 30, 2010

Balance, September 30, 2009	$	1,031,249
Net income		61,486
Balance, September 30, 2009	$	1,092,735

See accompanying notes to financial statements.

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Cash Flows

Year ended September 30, 2010

Cash flows from operating activities:		
Net income	$	61,486
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities:		
Increase in fee-related receivables from funds		(56,155)
Increase in prepaid expenses		(9,740)
Decrease in fees payable to external broker-dealers		(85,215)
Decrease in accrued expenses		(5,833)
Increase in receivable/payable to Parent, net		10,700
Net cash used in operating activities		(84,757)
Cash at beginning of year		1,222,079
Cash at end of year	$	1,137,322

See accompanying notes to financial statements.

(1) Organization

Description of Business

Aberdeen Fund Distributors, LLC (the Company) is organized under the laws of the state of Delaware and is a wholly owned subsidiary of Aberdeen Asset Management, Inc. (the Parent) and an indirect wholly owned subsidiary of Aberdeen Asset Management PLC (AAM PLC), a publicly traded company listed on the London Stock Exchange in the United Kingdom. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the Financial Industry Regulation Authority, Inc. (FINRA) and the Securities Investor Protection Corporation. Additionally, the Company is currently registered to conduct business in all 50 states of the United States of America, as well as the District of Columbia, Puerto Rico, and the Virgin Islands. Conforming to and complying with the Investment Company Act of 1940, the Company is the principal underwriter providing distribution services to the Aberdeen Family of Mutual Funds (the Funds), which comprises 24 mutual funds. The Company also provides access to DTC/NSCC settlement services for non-U.S. fund products and acts as U.S. placement agent for private pooled investment vehicles (i.e., private placements) sponsored by an affiliate. These settlement services and placement agent activities represent a de minimus portion of the Company's business.

The Parent is the sole member of the Company, and for the year ended September 30, 2010, all of the Company's revenues were generated from activities with the Funds.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Sales Commissions

The Company charges certain costs, principally sales commissions that are paid to other securities brokers in connection with the sale of certain shares of the Funds, to expense when incurred.

(c) Fees Payable to External Broker-Dealers

The Company serves as the distributor of the Funds. In this capacity, the Company has entered into selling agreements with several external broker-dealers through which the Funds are distributed. As compensation to these external broker-dealers, the Company pays a portion of the sales charges and 12b-1 fees collected from the Funds, retaining a portion of these fees, known as underwriter fees. As of September 30, 2010, the Company owed $661,971 to external broker-dealers for services rendered. The gross fees received are reflected as revenues and the amounts paid to external broker-dealers are categorized as sales commissions to external broker-dealers in the statement of operations.

(Continued)

(d) Revenue Recognition

Revenues are based on the contractual agreements with the Funds and computed as a percentage of the gross sales of the product. The Company recognizes revenue from distribution fees when the receipt of moneys from investment into a fund product is received. Revenue from underwriter fees is recognized when earned.

(e) Payments to/Receipts from Parent

The Company and the Parent have entered into a management agreement by which the Parent provides certain operations and administrative services to the Company. These services include facilities, marketing, finance/accounting, legal, compliance, and general corporate oversight. There were no costs charged by the Parent to the Company for such services for the year ended September 30, 2010, as the Parent has agreed to absorb such costs until otherwise noted.

As of September 30, 2010, the amount owed by the Company to the Parent was $64,762 for operating expenses of the Company paid directly by the Parent. These expenses are offset by management fees for services provided by the Company and charged back to the Parent, of which $91,050 is included in underwriter fees and other revenue on the statement of operations.

(f) Income Taxes

The Company is a single-member limited liability company and, as such, is disregarded for federal and state income tax purposes. As such, all items of income and expense pass through and are included in the Parent's income tax filings. The Company does not currently have an income tax sharing arrangement with the Parent.

(3) Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the Alternative Net Capital Standard based on Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-3). The rule requires that the Company maintain as its capital the greater of $250,000 or 2% of aggregate debits used in computing its reserve requirement. As of September 30, 2010, the Company had net capital of $503,403 and excess capital of $253,403 over the $250,000 minimum requirement.

(4) Subsequent Event

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through November 24, 2010, the date the financial statements were available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures and/or adjustments.

Schedule 1

ABERDEEN FUND DISTRIBUTORS, LLC

Computation of Net Capital under Rule 15c3-1

Year ended September 30, 2010

Net capital:		
Total member's equity from statement of financial condition	$	1,092,735
Deductions and/or charges:		
Nonallowable assets:		
Fee-related receivables from funds		(571,193)
Prepaid expenses		(18,139)
Net capital	$	503,403
Debit balances	$	—
Computation of alternative net capital requirement		
2% of aggregate debit items (or $250,000, if greater)	$	250,000
Total net capital requirement	$	250,000
Excess net capital	$	253,403

There were no material differences between the Company's computation of net capital as reflected on the amended Form X-17A-5, Part IIA, as filed, and the above computation.

See accompanying independent auditors' report.

Schedule 2

ABERDEEN FUND DISTRIBUTORS, LLC

Determination of Reserve Requirement under Rule 15c3-3

Year ended September 30, 2010

The Company has elected the exemption under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission, which requires that the Company maintain a "special account for the exclusive benefit of customers." As of September 30, 2010, the Company held no customer funds and had no required deposit.

See accompanying independent auditors' report.

Schedule 3

ABERDEEN FUND DISTRIBUTORS, LLC

Information for Possesion or Control Requirements under Rule 15c3-3

Year ended September 30, 2010

	Fair value	Number of items
Customers' fully paid securities and excess-margin securities not in the respondent's possession or control as of September 30, 2010, for which instructions to reduce to possession or control action was issued as of September 30, 2010, and for which the required action was not taken within the time frames specified under Rule 15c3-3.	$ —	—
Customers' fully paid securities and excess-margin securities for which instructions to reduce to possession or control had not been issued as of September 30, 2010, excluding items arising from "temporary lags which result from normal business operations," as permitted under Rule 15c3-3.	$ —	—

See accompanying independent auditors' report.